NO ACT

PE
3-4-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10011117

March 12, 2010

Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Re: AT&T Inc.
Incoming letter dated March 4, 2010

Dear Mr. Kron:

This is in response to your letter dated March 4, 2010 concerning the shareholder proposal Trillium Asset Management Corporation submitted on behalf of Jane Brown to AT&T. On March 1, 2010, we issued our response expressing our informal view that AT&T could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: David B. Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

March 4, 2010

VIA e-mail: shareholderproposals@sec.gov

Meredith Cross, Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T December 21, 2009 Request to Exclude Shareholder Proposal of Trillium Asset Management Corporation filed on Behalf of Jane Brown.
Request for Reconsideration of No-Action Letter of March 2, 2010.

Dear Ms. Cross,

This letter is submitted on behalf of Jane Brown and Trillium Asset Management Corporation, as her designated representative in this matter, (hereinafter referred to as "Proponent"), who is beneficial owner of shares of common stock of AT&T Inc. (hereinafter referred to as "AT&T" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T that reads as follows:

> RESOLVED: Shareholders request the Public Policy Committee publish a report, by August 2010 at reasonable cost and excluding confidential information, re-examining our Company's policy position and discussing how the company could address the challenges presented by the free and open Internet issue in the context of AT&T's corporate social responsibility, its reputation, and the impact of the company's policies on customers, communities, and society.

On March 2, 2010, the Office of Chief Counsel issued a no-action letter which stated:

> There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T ordinary business operations. In this regard we note that the proposal relates to AT&T's policy position on net neutrality, which we do not believe is a significant social policy issue.

We hereby request reconsideration of the Staff's grant of the no-action letter and if reconsideration is denied that, pursuant to 17 CFR 202.1 (d), the matter be presented to the Commission for its consideration.

We make this request because we are unable to reconcile this decision with the Commission's explanation of the meaning of Rule 14a-8(i)(7).

In 1976 the Commission in Release 12999 (November 22, 1976) reviewed and reversed prior Staff determinations which had excluded shareholder proposals on ordinary business grounds and concluded that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) (now (i)(7)). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinar business operations, and future interpretative letters of the Commission's staff will reflect that view.

The same issue was discussed in Release 34-40018 (May 21, 1998) where the Commission stated: "...***proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." (emphasis added)

The Staff noted in 2002 "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" Staff Legal Bulletin 14A (July 12, 2002) (SLB 14A).

It is also our understanding that the Staff considers several indicia in determining whether a matter constitutes a significant policy issue and has informally indicated that key indicia include the level of public debate, media coverage, regulatory activity and legislative activity.

We, respectfully, must conclude that the Staff has failed to recognize a significant policy issue where one clearly exists.

We have attached our full argument, as expressed in two letters to the Staff, but would like to highlight a few critical pieces of evidence for your consideration, which demonstrate that a free and open Internet (so-called net neutrality) is a significant policy issue.

- In February, President Obama made his views on net neutrality clear saying "I'm a big believer in Net Neutrality." The President went on to say:

> I campaigned on this. I continue to be a strong supporter of it. My FCC Chairman Julius Genachowski has indicated that he shares the view that we've got to keep the Internet open, that we don't want to create a bunch of gateways that prevent somebody who doesn't have a lot of money but has a good idea from being able to start their next YouTube or their next Google on the Internet.
>
> This is something we're committed to. We're getting pushback, obviously, from some of the bigger carriers who would like to be able to charge more fees and extract more money from wealthier customers. But we think that runs counter to the whole spirit of openness that has made the Internet such a powerful engine for not only economic growth, but also for the generation of ideas and creativity.[1]

- FCC Chairman Julius Genachowski noted in a September 2009 speech that a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."[2]

- On January 22, 2010, FCC Commissioner Mignon Clyburn, during a speech at the Minority Media and Telecommunications Council's Social Justice summit, discussed "how important – how essential – it is for traditionally underrepresented groups to maintain the low barriers to entry that our current open Internet provides."[3]

- In October 2009 the FCC proposed a rule-making process to address the issue of a free and open Internet.[4] In the lead up to the FCC announcement *The Wall Street Journal* reported that "AT&T has launched a full-blown campaign against the proposal," adding that "a fever pitch of public debate over the proposal" had already arisen.[5]

- The FCC reports in its opening of the current FCC rule making proceeding, over the past six years the issue of net neutrality has generated "100,000 pages of input in approximately 40,000 filings from interested companies, organizations, and individuals." These include hundreds of federal and state legislators and an extremely broad spectrum of public interest organizations. The list includes: the National Association for the Advancement of Colored People, National Council of La Raza, the National Disability Institute Asian American Justice Center, Hispanic Technology and Telecommunications Partnership, League of United Latin American Citizens, National Organization of

1 http://www.youtube.com/watch?v=mP01t0Z4Hr8.
2 http://www.openinternet.gov/read-speech.html
3 http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-295888A1.pdf.
4 http://www.openinternet.gov/
5 http://online.wsj.com/article/SB10001424052748704597704574487224011507720.html

Women, National Black Caucus of State Legislators, National Conference of Black Mayors, National Organization of Black County Officials, National Organization of Black Elected Legislative Women, Women in Municipal Government, Asian American Justice Center, American Conservative Union, American Library Association, Americans for Tax Reform, Consumer Federation of America, Consumers Union, and the Japanese American Citizens League. In just one 30-day period in early 2010 , the FCC received more than 20,000 filings and more than 100,000 comments on this issue.[6]

- H.R.3458 - Internet Freedom Preservation Act – has 20 co-sponsors and declarations of support from at least 5 U.S. Senators.

- In January 2010, Secretary of State Hillary Clinton gave "an important speech on an important subject" – promoting a free and open Internet. Highlighting the significance of a free and open Internet to the economic, political and social health of the world she noted that "the spread of information networks is forming a new nervous system for our planet." She went on to observe that "The freedom to connect is like the freedom of assembly in cyber space. It allows individuals to get online, come together, and hopefully cooperate in the name of progress. Once you're on the internet, you don't need to be a tycoon or a rock star to have a huge impact on society." These are the very issues that are at the root of the net neutrality debate.[7]

- In mid-October 2009, 72 Democratic Representatives wrote to the FCC to express concern about the future of a free and open Internet and how best to structure regulations for the public benefit.[8] In addition, letters of concern were sent by 29 U.S. Senators, including Byron Dorgan, John Kerry, Christopher Dodd, Tom Harkin, Bill Nelson, Patrick Leahy, Maria Cantwell, Chuck Grassley, John McCain, Lindsey Graham, Tom Coburn, and Saxby Chambliss.[9] Support for Net Neutrality was expressed by all of the major Democratic candidates in the 2008 Presidential election, including Barack Obama, Joe Biden, Hillary Clinton, Christopher Dodd, John Edwards, Dennis Kucinich, and Bill Richardson – as well as Republican candidate Mike Huckabee.[10]

- AT&T acknowledges the widespread debate: "FCC is in the midst of a rule-making proceeding relating to net neutrality and related issues, and has received **extensive comments** from a **wide range** of interested parties . . ."[11] (emphasis added). It goes on to state: "The Company recognizes that **net neutrality is frequently discussed among lawmakers, regulators and the media**." (emphasis added).

---

6 http://fjallfoss.fcc.gov/ecfs/proceeding/view?z=3ehi&name=09-191 and http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-09-93A1.pdf

7 http://www.foreignpolicy.com/articles/2010/01/21/internet_freedom?print=yes&hidecomments=yes&page=full

8 http://online.wsj.com/public/resources/documents/fcc_20091016.pdf

9 http://voices.washingtonpost.com/posttech/dorgan%20letter%20to%20chairman%20genachowski.pdf and http://voices.washingtonpost.com/posttech/senateletter.pdf .

10 http://news.cnet.com/8301-10784_3-9806431-7.html

11 AT&T letter of January 31, 2010 at page 3.

In the attached letters we provide further evidence and incorporate those arguments herein. We strongly believe that the issue of a free and open Internet is a definitional example of a significant policy issue that transcends the day-to-day affairs of the company.

We therefore request that the Division conclude that the Proponents have established beyond any doubt that the Proposal focuses on a significant policy issue for AT&T and to deny AT&T's request for a no-action letter.

In the event that upon reconsideration of the March 2, 2010 decision the Staff maintains its position, we hereby request the matter be referred to the Commission for its review.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

cc: Attorney David B. Harms
Sullivan & Cromwell LLP

enclosures